Exhibit 99.1

(Free Translation of Hebrew Newspaper Notice)

Radware Ltd., Public Company 52-0044371 (the “Company”)
Notice on Filing of a Motion with the Court to Approve a Distribution Pursuant to Section 303 of the Companies Law, 5759-1999 (the “Companies Law”)

A notice is hereby given that Radware Ltd. (the “Company”) is filing a motion today, with the Tel Aviv District Court for Economic Affairs (the “Court”), to approve a distribution pursuant to Section 303 of the Companies Law, which does not fulfill the “profit test”, as defined in Section 302 of the Companies Law (the “Motion”).

In the Motion, the Court is requested to approve a distribution, by way of a repurchase of the Company’s shares that are held by its shareholders.

Pursuant to the Company’s consolidated and unaudited financial statements as of September 30, 2015, the Company’s equity as of such date was US$321,872 thousand; its revenues for the nine-month period as of such date were US$161,310 thousand and its liabilities were US$104,882 thousand, versus assets in the total amount of US$426,754 thousand. Cash flow from operations for the aforementioned period amounted to US$23,487 thousand.

The maximum financial value of the distribution will be US$50,000,000 all of which, not from the Company’s profits. The final scope of the repurchase program, as well as the conditions for its execution shall be determined from time to time at the discretion of the Board of Directors, and the Company will not be obligated to carry out the repurchase.

Pursuant to the Companies Regulations (Approval of Distribution), 5761-2001, the Company’s creditors may file an objection to the Motion with the Court within 30 days of its filing with the Court, i.e., until December 30, 2015 or until a later date as the Court will determine. In this context, the effective date for any person being a creditor of the Company is the end of November 30, 2015 (the date of filing of the Motion with the Court).

A copy of the Motion that was filed with the Court may be inspected and photocopied, at the creditor’s expense, in the Company’s offices, at 22 Raoul Wallenberg, Tel Aviv (Tel.: 03-7668610 Fax.: 03-7668982) between 10:00-16:00 o’clock.

For information in relation to proceedings and decisions made by the Court, including information on the final date for filing of an objection to the approval of the distribution, you may contact the Company’s attorney, Adv. Daphna Tsarfaty, of Goldfarb Seligman & Co., Law Offices (Tel.: 03-6089803, Fax.: 03-6089911).